  EXHIBIT 17.3

May 31, 2023

Board of Directors Accredited Solutions, Inc.

Re: Resignation as Officer and Director

Gentlemen:

I hereby resign as an officer and director of Accredited Solutions, Inc., a Nevada corporation (the “Company”), effective upon the closing of the last of the four separate Control Securities Purchase Agreements dated as of May 31, 2023, by which William Alessi is to acquire all of the outstanding shares of Series A Preferred Stock of the Company.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Eric Newlan